UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Midwest Air Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

597911106

(CUSIP Number)

Aryeh Davis, General Counsel

Pequot Capital Management, Inc.

500 Nyala Farm Road, Westport, CT 06880

(203) 429-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 597911106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pequot Capital Management, Inc. 06-1524885
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned	7 Sole Voting Power 2,259,200
8 Shared Voting Power 0
9 Sole Dispositive Power 2,259,200
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person (See Instructions) IA

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D originally filed by Pequot Capital Management, Inc., a Connecticut corporation (the “Reporting Person”) on August 14, 2006, as amended by Amendment No. 1, filed on August 16, 2007 (the “Schedule 13D” and together with this Amendment No. 2, the “Statement”). This Statement relates to the common stock par value $0.01 per share, of Midwest Air Group, Inc., a Wisconsin corporation (the “Issuer”). Capitalized terms used below and not otherwise defined herein have the respective meaning set forth in the Schedule 13D.

Item 1.	Security and Issuer

This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 6744 South Howell Avenue, Oak Creek, Wisconsin 53154.

Item 2.	Identity and Background

This Statement is filed on behalf of the Reporting Person. The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain accounts over which the Reporting Person exercises discretionary authority (the “Accounts”). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the “Executive Officer, Director and Controlling Person”). Mr. Samberg is a citizen of the United States.

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has acquired 2,259,200 shares of Common Stock in the open market for aggregate consideration of approximately $31 million. The funds for the purchase of such Common Stock held by the Accounts were obtained from the contributions of the Accounts’ partners/shareholders.

Item 4.	Purpose of Transaction

The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business and not held with the purpose or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect. As a result, the Reporting Person will henceforth be filing reports regarding its holdings of the Common Stock on Schedule 13G, in accordance with the rules promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Person intends continuously to review its investments in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other equity securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market, regulatory and industry conditions, the Reporting Person may cause the sale of all or part of the shares of Common Stock held by it, or may cause the purchase of additional shares of Common Stock or other equity securities of the Issuer, in privately negotiated transactions or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Person may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth in the preceding paragraph.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 2,259,200 shares of Common Stock, representing approximately 9.0% of shares of Common Stock outstanding.

(b) The Reporting Person has the sole power to vote or direct the vote of 2,259,200 shares of Common Stock and has the sole power to dispose or direct the disposition of 2,259,200 shares of Common Stock.

(c) Except as set forth in Schedule I attached hereto and except for the information as set forth or incorporated by reference in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: October 12, 2007	Pequot Capital Management, Inc.

/s/ Aryeh Davis
Aryeh Davis, Chief Operating Officer,
General Counsel and Secretary

SCHEDULE I

Transactions relating to the common stock, par value $0.01 per share, of Midwest Air Group, Inc., effected by Pequot Capital Management, Inc., in the past 60 days.

Trade Date	Transaction	Number of Shares	Price (USD)
9/13/07	Buy	131,000	16.323
9/14/07	Buy	19,300	16.302
9/24/07	Buy	25,400	16.301
9/26/07	Buy	99,300	16.33
10/2/07	Sell	50,000	16.429
10/3/07	Sell	4,100	16.4
10/4/07	Sell	145,900	16.247